SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                               S C H E D U L E 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)
                               (Amendment No. __)(1)

                               MOTHERS WORK, INC.
                               ------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                   619903 10 7
                                   -----------
                                 (CUSIP Number)

        MVP Distribution Partners           with a copy to:
        259 Radnor-Chester Road             Paul A. Gajer, Esq.
        Radnor, PA 19087                    Sonnenschein Nath & Rosenthal
        Attn: Robert Brown, Jr.             30 Rockefeller Plaza, 29th Floor
        (610) 254-2999                      New York, NY 10112
        --------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 31, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

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                         CUSIP No. 619903 10 7    13D
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     1   NAME OF REPORTING PERSON: MVP Distribution Partners

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 23-2796369
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     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a)  [_]
                                                          (b)  [_]
--------------------------------------------------------------------------------
     3   SEC USE ONLY

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     4   SOURCE OF FUNDS:* 00
--------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)        [_]
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     6   CITIZENSHIP OR PLACE OF ORGANIZATION             Pennsylvania
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER             374,645 shares    9.6%
    NUMBER OF         ----------------------------------------------------------
     SHARES            8    SHARED VOTING POWER           0 shares            0%
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY EACH        9    SOLE DISPOSITIVE POWER        374,645 shares    9.6%
    REPORTING         ----------------------------------------------------------
   PERSON WITH         10   SHARED DISPOSITIVE POWER      0 shares            0%
--------------------------------------------------------------------------------
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON:                           374,645 shares
--------------------------------------------------------------------------------
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                         [_]
--------------------------------------------------------------------------------
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11):                           9.6%
--------------------------------------------------------------------------------
     14  TYPE OF REPORTING PERSON:*                       PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 7 Pages

                            CUSIP No. 619903 10 7 13D

      This statement relates to the beneficial ownership of MVP Distribution Partners, a Pennsylvania limited partnership (the "Reporting Person"), of shares of Common Stock, par value $0.01 per share, of Mothers Work, Inc.

ITEM 1. Security and Issuer

      The title of the class of equity securities to which this statement relates is Common Stock, par value $0.01 per share (the "Common Stock"), of Mothers Work, Inc. (the "Issuer"), a Delaware corporation, which has its principal executive office at 456 North Fifth Street, Philadelphia, Pennsylvania 19123.

ITEM 2. Identity and Background

      The information set forth below is given with respect to (A) the Reporting Person, (B) each of the general partners of the Reporting Person, TAP, LLC ("TAP, LLC"), a Delaware limited liability company, JAH, LLC ("JAH, LLC"), a Delaware limited liability company, and Robert Brown, Jr. ("Brown"), and (C) each of the members of TAP, LLC and JAH, LLC. Column (a) indicates the name of each person; column (b) indicates the address of the principal business and the address of the principal office of each entity or the business address of each natural person; column (c) indicates each such entity's principal business or such natural person's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted as applicable; column (d) indicates whether or not, during the last five years, such person, or any executive officer, director or controlling person of such person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case; column (e) indicates whether or not, during the last five years, such person, or any executive officer, director or controlling person of such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or a final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws, and, if so, identifies and describes such proceedings and summarizes the terms of such judgment, decree or final order; column (f) indicates, in the case of any natural person, the citizenship of such person.

                               Page 3 of 7 Pages

                            CUSIP No. 619903 10 7 13D

----------------------------------------------------------------------------------------------------------------------------------
      (a)                       (b)                                    (c)                                 (d)     (e)    (f)
----------------------------------------------------------------------------------------------------------------------------------
MVP               259 Radnor-Chester Road Radnor,     To purchase, manage, hold, own, invest                No      No     N/A
Distribution      PA 19087                            in, and dispose of all or any portion of
Partners                                              securities of companies.
----------------------------------------------------------------------------------------------------------------------------------

TAP, LLC          c/o MVP Distribution Partners       To serve as general partner of the                    No      No     N/A
                  259 Radnor-Chester Road Radnor,     Reporting Person.
                  PA 19087
----------------------------------------------------------------------------------------------------------------------------------
JAH, LLC          c/o MVP Distribution Partners       To serve as general partner of the                    No      No     N/A
                  259 Radnor-Chester Road Radnor,     Reporting Person.
                  PA 19087
----------------------------------------------------------------------------------------------------------------------------------
Robert Brown, Jr. c/o MVP Distribution Partners       To serve as general partner of the                    No      No    U.S.
                  259 Radnor-Chester Road Radnor,     Reporting Person. Mr. Brown is the (1)
                  PA 19087                            sole stockholder and President of
                                                      Meridian Venture Partners II, Co., the
                                                      general partner of MVP II G.P., L.P.
                                                      which, in turn, is the general partner
                                                      of Meridian Venture Partners II, LP, (2)
                                                      general partner of Meridian Venture
                                                      Partners, (3) sole stockholder and
                                                      President of MVP Management Company, the
                                                      management agent for Meridian Venture
                                                      Partners II, LP, and (4) controlling
                                                      stockholder and President of Venture
                                                      Investment Management Inc., the
                                                      management agent for Meridian Venture
                                                      Partners. The principal business of
                                                      Meridian Venture Partners II, LP and of
                                                      Meridian Venture Partners is to
                                                      purchase, manage, hold, own, invest in,
                                                      and dispose of all or any portion of
                                                      securities of companies.
----------------------------------------------------------------------------------------------------------------------------------
Thomas A. Penn    c/o MVP Distribution Partners       Sole Member and Manager of TAP, LLC.                  No      No    U.S.
                  259 Radnor-Chester Road Radnor,     Mr. Penn is an executive officer of
                  PA 19087                            MVP Management Company and a limited
                                                      partner of MVP II G.P.
----------------------------------------------------------------------------------------------------------------------------------
Joseph A. Hawke   c/o MVP Distribution Partners       Sole Member and Manager of JAH, LLC. Mr.              No      No    U.S.
                  259 Radnor-Chester Road Radnor,     Hawke is an executive officer of MVP
                  PA 19087                            Management Company and a limited partner
                                                      of MVP II G.P.
----------------------------------------------------------------------------------------------------------------------------------

                                Page 4 of 7 Pages

                            CUSIP No. 619903 10 7 13D

ITEM 3. Source and Amount of Funds or Other Consideration

      The funds used by the Reporting Person to purchase its shares of Common Stock consisted of the capital contributions of its partners and its general working capital.

ITEM 4. Purpose of Transaction

      The Reporting Person filed a Schedule 13G (the "Schedule 13G") with the Securities and Exchange Commission on May 3, 1999 (File No. 005-43965), disclosing its beneficial ownership of 374,645 shares of Common Stock. The Reporting Person has acquired and holds its shares of Common Stock for investment purposes and not with a purpose or effect of changing or influencing control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect. The Reporting Person periodically reviews its investment in the Issuer and the business, financial condition and capitalization of the Issuer and may, from time to time determine to take various actions based on such review, including (A) acquiring additional shares of Common Stock in open market transactions or in privately negotiated transactions, and/or (B) selling all or any portion of its interest in the Issuer based on market conditions and other conditions which the Reporting Person may deem relevant.

      At all times prior to, and at the time of filing of the Schedule 13G, the Reporting Person had three (3) general partners, all of which, as general partners of the Reporting Person, disclaimed beneficial ownership of the shares of Common Stock owned by the Reporting Person. Due to the death and resignation of certain of the then general partners of the Reporting Person, effective September 10, 1999, Brown became the sole general partner of the Reporting Person and therefore may have been deemed a beneficial owner of the shares of Common Stock owned by the Reporting Person during such period. Effective as of January 1, 2001, it was agreed that Thomas A. Penn would be admitted as a general partner of the Reporting Person and of various of its affiliates and, effective as of September 1, 2001, it was agreed that Joseph A. Hawke would be admitted as a general partner of the Reporting Person and of various of its affiliates. Pursuant to an amendment to the Agreement of Limited Partnership of the Reporting Person, dated as of May 31, 2002, the limited partners of the Reporting Person have agreed that Messrs. Penn and Hawke may act as general partners of the Reporting Person through single-member limited liability companies (TAP, LLC and JAH, LLC) respectively organized by them. As of the date hereof, the general partners of the Reporting Person are Brown, TAP, LLC and JAH, LLC, all of which, as general partners of the Reporting Person, disclaim beneficial ownership of the shares of Common Stock owned by the Reporting Person.

ITEM 5. Interests in Securities of the Issuer.

      The Reporting Person

      (a) The Reporting Person beneficially owns 374,645 shares of Common Stock which, based on 3,891,630 shares of Common Stock outstanding, as indicated in the Issuer's Form 10-Q, filed with the Securities and Exchange Commission as of May 15, 2002 (File No. 000-21196), represent 9.6% of the outstanding shares of Common Stock. All of the persons (other than the Reporting Person) listed in
ITEM 2 above disclaim any beneficial ownership of the shares of Common Stock owned by the Reporting Person.

                               Page 5 of 7 Pages

                            CUSIP No. 619903 10 7 13D

      (b) The Reporting Person has the sole power to vote and dispose of all of the shares of Common Stock owned by it.

      (c) None.

      (d) Not Applicable.

      (e) Not Applicable.

         Brown

      (a) Brown, individually, beneficially owns 75,600 shares of Common Stock and, jointly with his spouse, beneficially owns an additional 52,000 shares of Common Stock which, based on 3,891,630 shares of Common Stock outstanding, as indicated in the Issuer's Form 10-Q, filed with the Securities and Exchange Commission as of May 15, 2002 (File No. 000-21196), collectively represent 3.3% of the outstanding shares of Common Stock. All of the persons (other than Brown) listed in ITEM 2 above disclaim any beneficial ownership of the shares of Common Stock owned by Brown.

      (b) Brown, individually, has the sole power to vote and dispose of all of the 75,600 shares of Common Stock owned by him. Brown and his spouse jointly have the sole power to vote and dispose of all of the 52,000 shares of Common Stock owned collectively by them.

      (c) None.

      (d) With respect to the 52,000 shares of Common Stock jointly owned by Brown and his spouse, said spouse has the joint right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

      (e) Not Applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      The Issuer and Stocktrans, Inc., as the rights agent for, among others, the Reporting Person (as transferee of the rights granted to Meridian Venture Partners, a Pennsylvania limited partnership), are parties to an Amended and Restated Rights Agreement, dated as of March 17, 1997, a copy of which is attached as Exhibit 4.2 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on March 17, 1997 (File No. 000-21196), as amended.

ITEM 7. Material to be Filed as Exhibits.

      None.

                               Page 6 of 7 Pages

                            CUSIP No. 619903 10 7 13D

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this Schedule is true, complete, and correct.

Date: June 6, 2002
                                          MVP DISTRIBUTION PARTNERS

                                          By: Robert Brown, Jr.
                                              --------------------------
                                              Name:  Robert Brown, Jr.
                                              Title: Authorized General Partner

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                               Page 7 of 7 Pages